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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 1999


                               ANSALDO SIGNAL N.V.
                               -------------------
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F [X]                     Form 40-F


    Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes [ ]                           No [X]

              This document contains 7 pages including this page.

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                               ANSALDO SIGNAL N.V.


                                                                         Contact
                                                                         -------
                                                             Anthony A. Florence
                                                           Phone: (412) 688-2102
                                                             Fax: (412) 688-2518



                       ANSALDO SIGNAL SHOWS STRONG PROFIT
                  PERFORMANCE, BEATS STREET ESTIMATES FOR 1998

================================================================================

10 MARCH, 1999 (SCHIPHOL, THE NETHERLANDS):

Ansaldo Signal (Nasdaq: ASIGF), a leading provider of signaling, automation, and control systems, products, and services for the global railroad and mass transit industries, today reported its fourth quarter and fiscal year 1998 results. The Company's operational measures improved significantly from year-ago periods and were significantly higher than consensus street estimates.

For the period ended December 31, 1998, annual revenues were US $354.5 million, up 11.4% from the US $318.2 million achieved in 1997. Fourth quarter revenues were US $115.0 million, up 17.7% from the US $97.7 million achieved in the fourth quarter of 1997.

For the period ended December 31, 1998, annual gross profit was US $77.1 million, up 40.2% from the US $55.0 million of 1997. Annual gross profit percentage jumped from 17.3% to 21.7% during the same period. Fourth quarter gross profit was US $27.9 million, up 113.0% from the US $13.1 million of 1997. Fourth quarter gross profit percentage increased to 24.3% from 13.4% during the fourth quarter of 1997.

Net income for the year ended December 31, 1998 was US $6.5 million, or US $0.32 per share, compared with Wall Street estimates of $0.15 per share and compared to a loss in 1997 of US $12.7 million, or US $0.62. Net income for the quarter ended December 31, 1998 was US $6.6 million, or US $0.32 per share, compared with a loss in 1997 of US $3.5 million, or US $0.17 per share.



        ANSALDO SEGNALAMENTO FERROVIARIO S.P.A. - CSEE TRANSPORT S.A. -
                           UNION SWITCH & SIGNAL INC.
           US&S PTY. LTD. - AT SIGNAL SYSTEM A.B. - ANSALDO TRASPORTI
                           SIGNALLING (IRELAND) LTD.

                               ANSALDO SIGNAL N.V.

PRESS RELEASE                                                             PAGE 2

================================================================================

Ansaldo Signal president and chief executive officer James N. Sanders attributed the strong operating results to improved markets and internal redesign programs. "In 1997, significant new contract awards pushed our backlog up 45.0% from end-of-year 1996 to end-of-year 1997. The largest two contracts awarded in 1997 were with the Italian State Railways ("FS") and with New York City Transit ("NYCT"), both for provision of state-of-the-art control centers.

"We began to see the benefits of improved backlog in our results this year. We also have been able to maintain our higher backlog levels while increasing revenues 11.4% during 1998."

Backlog for the year ended December 31, 1998 was US$792.2 million, up 2.5% from the US$773.1 million year-end 1997. The Company maintained its improved backlog in 1998 through successful contract wins by the Company's subsidiaries in both domestic and export markets.

Ansaldo Segnalamento Ferroviario S.p.A. ("ASF"), headquartered in Genoa, Italy, won several contracts from the FS to upgrade its infrastructure with technologies that bring FS towards compliance with emerging European Rail Traffic Management Systems ("ERTMS") standards.

AT Signal System AB ("ATSS"), based in Spanga, Sweden, won contracts in Sweden, Denmark and Norway to provide its discontinuous cab signaling systems and products.

CSEE Transport S.A. ("CSEE"), the Les Ulis-based French subsidiary, won export contracts for its hot box detectors from the Spanish National Railway ("RENFE") and for its UM71(TM) track circuits from various customers in China, through its joint venture with the Beijing Railway Signal Factory ("BRSF"). In Hong Kong, CSEE won a contract to provide the Metropolitan Transit Rail Corporation ("MTRC") with a station management system.

                               ANSALDO SIGNAL N.V.

PRESS RELEASE                                                             PAGE 3

================================================================================

Pittsburgh-based Union Switch & Signal Inc. ("US&S") reinforced its presence in the automatic train control ("ATC") market, winning contracts from the Delaware River Port Authority ("DRPA"), the Metropolitan Atlana Rapid Transit Authority ("MARTA"), and the Miami-Dade County Transit Agency ("MDCTA"). US&S also won contracts for its Microlok(R) II interlocking control system from AMTRAK for its upgrade of the Northeast Corridor.

US&S also won two contracts in 1998 that position it favorably to enter two new markets. In partnership with MATRA Transportation International, US&S signed a demonstration agreement to design and demonstrate a communications-based train control ("CBTC") system for NYCT. NYCT has announced that it will implement CBTC technology on its entire system during the early part of the next century.

US&S was also named preferred bidder for a Network Management Center System for the West Coast Main Line of Railtrack PLC in the U.K., on which work is well underway. The system will be designed to manage and control conventional and high speed passenger and freight traffic travelling as much as 140 miles-per-hour, and is part of an overall infrastructure improvement program expected to take place over 10 years.

Brisbane, Australia-based Union Switch & Signal Pty. Ltd. ("US&S PTY") won various contracts from its traditional customers, including Queensland Rail and Hamersley Iron, which contracted for provision of a cab signal system.

While the Ansaldo Signal group maintains its focus on successful contract management, winning new orders, and redesigning operating processes to maximize efficiency, Sanders indicated that the Company's improving financial performance would allow it to focus increasingly on providing expanded service to its customers throughout the worldwide marketplace.

"We welcome the return to profitability as a result of improved and stabilized markets and greater efficiencies at the operating level. Assuming that these conditions continue, we expect modest improvements in 1999."

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                               ANSALDO SIGNAL N.V.

PRESS RELEASE                                                             PAGE 4

================================================================================

This news release contains various forward-looking statements and includes assumptions about future market conditions, operations and results. These statements are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: changes in the announced investment programs of the Company's largest customers, both in terms of funding levels and technology employed and failure to meet customer expectations on the projects which the Company and its subsidiaries are currently implementing. Other factors are included in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update these forward- looking statements or advise of changes in the assumptions on which they were based.



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

                                                    ANSALDO SIGNAL N.V.

PRESS RELEASE                                                                                                        PAGE 5

===========================================================================================================================

                                            CONSOLIDATED STATEMENT OF OPERATIONS
                                         ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                   THREE MONTHS ENDED               TWELVE MONTHS ENDED
                                                                      DECEMBER 31,                      DECEMBER 31,
                                                            ----------------------------      ----------------------------
                                                                1998             1997             1998              1997
                                                                ----             ----             ----              ----
                                                                      (UNAUDITED)

Revenue ...............................................     $   114,959      $    97,715      $   354,532      $   318,225
Cost of revenue .......................................          87,064           84,597          277,450          263,274
                                                            -----------      -----------      -----------      -----------
     Gross profit .....................................          27,895           13,118           77,082           54,951

Operating expenses:
     Selling, general and administrative ..............          13,707           10,709           47,685           50,107
     Research and development - net ...................             677            1,821            7,025            9,953
     Reorganization costs .............................               0           (1,584)               0           (1,584)
                                                            -----------      -----------      -----------      -----------

     Operating expenses ...............................          14,384           10,946           54,710           58,476
                                                            -----------      -----------      -----------      -----------
     Operating income (loss) ..........................          13,511            2,172           22,372           (3,525)

Interest expense ......................................           2,834            2,337           10,349            8,834
Other (income) expense ................................              49            1,908           (1,868)             348
                                                            -----------      -----------      -----------      -----------
         Income (loss) before income taxes and
              minority interest in subsidiaries .......          10,628           (2,073)          13,891          (12,707)
Provision for income taxes ............................           4,009            1,495            7,300               77
Minority interest in net (income) loss of subsidiaries              (20)              88              (69)             106
                                                            -----------      -----------      -----------      -----------

         Net income (loss) ............................     $     6,599           (3,480)     $     6,522      $   (12,678)
                                                            ===========      ===========      ===========      ===========

         Basic and diluted net income (loss)
              per common share ........................     $      0.32      $     (0.17)     $      0.32      $     (0.62)
                                                            ===========      ===========      ===========      ===========

Basic  and diluted weighted average number
     common shares outstanding ........................      20,448,750       20,448,750       20,448,750       20,448,750
                                                            ===========      ===========      ===========      ===========
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                                                   ANSALDO SIGNAL N.V.

PRESS RELEASE                                                                                                  PAGE 6

=====================================================================================================================

                                               CONSOLIDATED BALANCE SHEET
                                       ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                                    DECEMBER 31,
                                                                                               --------------------
                                                                                               1998            1997
                                                                                               ----            ----
ASSETS
Current assets:
     Cash and cash equivalents .....................................................        $ 12,913         $  4,530
     Receivables - net of allowance for doubtful accounts of $3,657 and $1,735 .....         104,647           95,689
     Receivables from parent and affiliates ........................................          10,051           15,761
     Inventory .....................................................................          49,305           44,771
     Costs and estimated earnings in excess of billings on uncompleted contracts ...         182,253          157,008
     Deferred income taxes .........................................................           6,844            8,059
     Prepaid expenses and other current assets .....................................          13,763           17,587
                                                                                            --------         --------
              Total current assets .................................................         379,776          343,405

Contract retentions receivable .....................................................          11,275           13,370
Property, plant and equipment - net ................................................          33,735           54,302
Intangible assets-net ..............................................................          33,658           33,118
Deferred income taxes ..............................................................           9,320            9,653
Other assets .......................................................................           4,828            3,318
                                                                                            --------         --------
              Total assets .........................................................        $472,592         $457,166
                                                                                            ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short term borrowings and current obligations under capital leases ............        $ 75,403         $ 55,843
     Accounts payable ..............................................................          91,593           97,844
     Accounts payable - parent and affiliates ......................................           4,956            4,465
     Accrued liabilities ...........................................................          27,982           24,331
     Accrued reorganization costs ..................................................           2,276            4,160
     Billings in excess of costs and estimated earnings on uncompleted contracts ...          53,137           62,672
     Long-term borrowings due within one year ......................................           4,286            4,286
                                                                                            --------         --------
              Total current liabilities ............................................         259,633          253,601

Employee benefit obligations .......................................................          22,477           21,304
Deferred income taxes ..............................................................             647              606
Other liabilities ..................................................................          10,844           12,721
Long-term borrowings and obligations under capital leases ..........................          40,335           34,003
Long-term borrowings from parent ...................................................          26,282           32,379
                                                                                            --------         --------
              Total liabilities ....................................................         360,218          354,614
                                                                                            --------         --------

Commitments and contingencies ......................................................              --               --

Shareholders' equity:
     Priority shares, NLG 0.01 par value, 100 shares authorized,
         no shares issued and outstanding ..........................................              --               --
     Common shares, NLG 0.01 par value, 50,000,000 shares authorized,
         20,448,750 and 20,448,750 issued and outstanding ..........................             120              120
     Additional paid-in capital ....................................................         139,999          139,999
     Accumulated other comprehensive loss - foreign currency translation
         adjustments................................................................          (7,262)         (10,562)
     Accumulated deficit ...........................................................         (20,483)         (27,005)
                                                                                            --------         --------
              Total shareholders' equity ...........................................         112,374          102,552
                                                                                            --------         --------

              Total liabilities and shareholders' equity ...........................        $472,592         $457,166
                                                                                            ========         ========
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